                                                                     EXHIBIT 11

    COMPUTATION OF EARNINGS PER SHARE ATTRIBUTABLE TO CLASS E COMMON STOCK
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                   YEARS ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1995         1994     1993
                                                  --------     -------- --------
Net income attributable to Class E Common Stock.    $795.5       $444.4   $367.2
Dividends on Class E Common Stock...............     205.4        124.8     97.2
                                                  --------     -------- --------
Undistributed earnings..........................     590.1        319.6    270.0
Adjustments
  Change in earnings related to the assumed
   share transactions(1)........................       0.1           --     10.6
  Dividends on assumed Class E Common Stock
   transactions.................................        --           --     (2.8)
                                                  --------     -------- --------
Adjusted earnings attributable to Class E Common
 Stock..........................................  $  590.2     $  319.6 $  277.8
                                                  ========     ======== ========
Weighted average Class E Common shares
 outstanding....................................     404.6        260.3    243.0
Adjustments for shares issued on assumed
 conversion of preference stock(1)..............        --           --      7.0
                                                  --------     -------- --------
Adjusted weighted average Class E Common shares
 outstanding....................................     404.6        260.3    250.0
                                                  ========     ======== ========
Per share data
Earnings per share attributable to undistributed
 earnings on Class E Common Stock...............  $   1.46     $   1.23 $   1.11
Dividends.......................................      0.52         0.48     0.40
Adjustment......................................     (0.02)(2)       --       --
                                                  --------     -------- --------
Earnings per share attributable to Class E
 Common Stock...................................  $   1.96     $   1.71 $   1.51
                                                  ========     ======== ========

  Note: The difference between fully diluted and primary earnings per share is immaterial.
- --------
(1) The assumed conversion of preference stock reflected by these adjustments had no effect on Earnings per share attributable to Class E Common Stock, because to the extent that shares of Class E Common Stock deemed to be outstanding would increase, such increased shares would also increase the numerator of the fraction used to determine Available Separate Consolidated Net Income.
(2) The per-share reported earnings attributable to Class E Common Stock of $1.96 equals the sum of the separate computations of each of the four quarters, consistent with the requirements for calculating earnings per share based on EDS earnings and the Class E denominator. The calendar year calculation shown above (based on 1995 weighted average outstanding Class E shares for the year) requires an adjustment of $0.02 due to the significant differences in the weighted average number of shares outstanding in each quarter resulting from the Class E stock contribution to the GM U.S. Hourly Pension Plan.